Exhibit 99.1

Date: March 4, 2016	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:	All Canadian Securities Regulatory Authorities
NASDAQ

Subject: SMART Technologies Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting

Record Date for Notice of Meeting :	March 15, 2016

Record Date for Voting (if applicable) :	March 15, 2016

Beneficial Ownership Determination Date :	March 15, 2016

Meeting Date :	April 28, 2016

Meeting Location (if available) :	Calgary, AB

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

Beneficial Holders Stratification Criteria:	Not Applicable

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	83172R108	CA83172R1082

Sincerely,

Computershare

Agent for SMART Technologies Inc.